Exhibit 99.1

UTime Limited Explores Application of AI Technology in Health Data Analysis

SHENZHEN, China, November 3 2025 – UTime Limited (Nasdaq: WTO) today outlined its ongoing exploration in the field of health data analysis, particularly the potential application of artificial intelligence (AI) technologies.

UTime is developing AI-based algorithm models aimed at performing in-depth analysis of continuous physiological data collected from smart wearable devices such as watches and rings. Current research directions include: building hypertension risk assessment models by integrating multi-parameter data like blood pressure, heart rate, activity and sleep; and conducting trend assessments of users’ cardiovascular system health status by analyzing features such as pulse wave morphology. The company explicitly states that all these AI analysis functions are intended to provide users with health trend insights and risk management references and are not substitutes for professional medical diagnosis.

Mr. Hengcong Qiu, Chief Executive Officer of UTime Limited, stated, “Data itself is not the end goal. Our R&D focus is on how to generate deeper insights from the data, helping users understand their own health trends earlier. This is the direction of our long-term technological investment.”

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The company aims to provide cost-effective products and serves a broad customer base.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. For additional risk factors, please review UTime Limited’s Annual Report on Form 20-F and other SEC filings. Forward-looking statements are made only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266